[GRAPHIC OMITTED]
  ooo Be Brilliant
                       BRIGHTEC, Inc.
                       8c Pleasant Street, First Floor
                       South Natick, MA 01760
                       508/647-9710 T
                       508/647-9711 F
                       info@brightec.com
                       www.brightec.com


June 28, 2007

VIA U.S. MAIL and FACSIMILE
---------------------------

Ms. Tia Jenkins, Senior Assistant Chief Accountant
Division of Corporation Finance, Office of Emerging Growth Companies United States Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 3561
Washington, DC  20549


Re:  Brightec, Inc.
     Supplemental Response filed March 2, 2007
     Form 10-KSB/A filed March 5, 2007
     File Number 033-55254-27


Dear Ms. Jenkins:

At the request of the Securities and Exchange Commission (the "Commission"), we are providing this letter in response to certain comments made in the Commission's letter dated May 8, 2007 to Brightec, Inc. (the "Company") regarding our supplemental response filed March 2, 2007 and our amended Form 10-KSB for Fiscal Year Ended December 31, 2006 filed March 5, 2007.

1934 Act Periodic Reports
-------------------------

COMMENT 1:        We note your responses to our letter dated July 25, 2006. It appears that the periodic reports for periods subsequent to March 31, 2006 also require restatement due to the matters identified under the "Additional Information" section of your response letter. Otherwise, we note that the reported accumulated deficit balances in these filings do not reconcile to the amounts reflected in the recently amended periodic reports. Please tell us when you intend to amend your periodic reports for the quarters ended June 30, 2006 and September 30, 2006 to address this apparent discrepancy, or tell us why you believe that no amendment is required.

RESPONSE:         We have already filed with the Commission, our amended Forms
                  10-QSB for the quarters ended June 30, 2006 and September 30,
                  2006. We filed the aforementioned reports on May 9, 2007.

COMMENT 2:        We note that your disclosures regarding disclosure controls and procedures in the periodic reports for the quarters ended
                  June 30, 2006 and September 30, 2006 describe various control deficiencies, but do not appear to make any overall conclusion with regards to the effectiveness or ineffectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-B. Please revise your disclosures accordingly.

RESPONSE:         In response to previous comments received from the Commission regarding our disclosure controls and procedures in other previously filed periodic reports, we amended those reports to disclose our overall conclusions regarding the effectiveness or ineffectiveness of our disclosure controls and procedures in accordance with Item 307 of Regulation S-B.

Ms. Tia L. Jenkins, Senior Assistant Chief Accountant
Division of Corporation Finance, Office of Emerging Growth Companies Securities and Exchange Commission
June 28, 2007


                  As the Company had determined, as previous disclosed, that the Forms 10-QSB for June 30, 2006 and September 30, 2006 would require amendment and restatement, the Company revised its disclosures to include its conclusions about the effectiveness or ineffectiveness of its disclosure controls and procedures as required by Item 307 of Regulation S-B.

COMMENT 3:        If you determined that the financial statements referred to above require restatement, please file an Item 4.02 8-K relating to the restatements, or tell us why you believe that no Item 4.02 8-K filing is required.

RESPONSE:         On March 5, 2007, when the Company determined that the Forms
                  10-QSB filed for the quarterly periods June 30, 2006 and September 30, 2006 would require amendment and restatement, the Company did not include in its determination that an Item
                  4.02 8-K filing was required.

                  Subsequent to the filing of the aforementioned amended and restated reports and in conjunction with a review of all of its recently filed amended and restated reports, it was determined that an Item 4.02 8-K should have been filed and was not. The Company took immediate corrective action to remedy the error and filed an Item 4.02 8-K on June 19, 2007.

The Company hopes that this letter serves as an adequate response to your letter dated May 8, 2007. Please do not hesitate to contact the Company if further clarification or additional information is required or if you wish to discuss other issues that are being addressed by the Company but are beyond the scope of this discussion.

The Company acknowledges that:

o We are responsible for the adequacy and accuracy of the disclosures in all of our filings

o SEC staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,

/s/ PATRICK PLANCHE
---------------------------------------------------
Patrick Planche
Chief Executive Officer and Chief Financial Officer


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